BP 3/4 *



ITED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Public

SEC FILE NUMBER
8- 48994

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Northland Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section MAR 01 2010 Washington, DC 105

45 South 7th Street, Suite 2000
(No. and Street)

Minneapolis (City) **MN** (State) **55415** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Duffy **612-851-5900**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) **Minneapolis** (City) **MN** (State) **55402** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/1/10

OATH OR AFFIRMATION

I, ~~Tim Duffy,~~ Randy Nitzsche swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KRISTINE MARIE GATES
Notary Public-Minnesota
My Commission Expires Jan 31, 2012

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2009 and 2008


MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the statements of financial condition of Northland Securities, Inc. as of December 31, 2009 and 2008 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2010

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 636,664	$ 1,176,237
Clearing deposit	250,000	250,000
Receivable from clearing organization	3,435,500	5,610,065
Securities inventory	10,825,325	4,461,090
Receivables	1,181,646	955,652
Property and equipment, at cost, less accumulated depreciation	1,692,921	353,546
Intangible assets, at cost, less accumulated amortization	95,650	127,994
Receivable from affiliates	638,585	1,012,623
Other assets	588,153	630,889
TOTAL ASSETS	$ 19,344,444	$ 14,578,096
LIABILITIES		
Accounts payable, trade	$ 335,959	$ 183,069
Capital lease liability	972,537	-
Accrued expenses	3,869,873	2,908,247
Income taxes payable	891,271	-
Securities sold, not yet purchased	-	200,000
TOTAL LIABILITIES	6,069,640	3,291,316
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS (DEFICIT)	(1,394,224)	(3,382,248)
TOTAL STOCKHOLDER'S EQUITY	13,274,804	11,286,780
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,344,444	$ 14,578,096

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business - Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. and Subsidiary (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, paying agent and asset management services to individuals, institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk - In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk - As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)

Cash and cash equivalents - For purposes of reporting the statements of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash and cash equivalents on the accompanying statements of financial condition.

The Company maintains cash in bank deposit accounts, which at times, may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts. These limitations will revert to $100,000 on January 1, 2014.

Receivables and credit policies - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Past due accounts receivable with invoice dates over 30 days are not charged interest.

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2009 management considers all amounts collectible.

Securities held - Securities inventory, securities sold not yet purchased, and investment securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets, level 2 inputs based primarily on quoted prices for similar assets or liabilities in active or inactive markets and level 3 fair value amounts based on present value techniques using inputs derived principally or corroborated from market data. Values using level 3 inputs were primarily valued using management's assumption about the assumptions market participants would utilize in pricing the asset or liability. Valuation techniques utilized to determine fair value are consistently applied. Changes in the fair values are recognized currently as unrealized gains or losses and included in revenue from principal transactions.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Investment banking - Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

Security transactions - Commission income and related expenses for security transactions are recognized on the trade date basis.

Firm trading securities held for resale including securities owned, and securities sold and not yet purchased, are valued at market and unrealized gains and losses are reflected in revenues from principal transactions.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, any gain or loss is reflected in the results of operations.

Intangible assets - Customer based intangibles acquired are recorded at their estimated fair value and amortized over estimated lives of three to five years.

Depreciation and amortization - Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Office furniture and fixtures	3 to 7 years
Leasehold improvements	the lesser of the lease term or 7 years

Depreciation expense was $271,000 and $148,000 for the years ended December 31, 2009 and 2008, respectively.

Impairment of long-lived assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recorded for the years ended December 31, 2009 or 2008.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income for financial statement and tax reporting purposes.

On January 1, 2009, the Company adopted new accounting guidance on accounting for uncertainty in income taxes. The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements - In June 2009, the Financial Accounting Standard Board (FASB) issued Update No. 2009-01, which establishes The FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principals (GAAP). The ASC is effective for annual periods ending after September 15, 2009. The Company has adopted the ASC when referring to GAAP in this report. The adoption of the ASC did not have an impact on the Company's financial statements.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (Continued)**

Recently issued pronouncements (continued) - SFAS 157 - In September 2006, the FASB issued guidance, now codified as ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB released additional guidance, also now codified under ASC Topic 820, which provided for delayed application of certain guidance related to non-financial assets and non-financial liabilities not measured at fair value on a recurring basis. The Company adopted ASC Topic 820 on October 1, 2008, except as it applies to those nonfinancial assets and liabilities as noted in the FASB's February 2008 guidance. The adoption of this pronouncement did not have a material impact on the Company's financial statement disclosure.

FIN 48 - During June 2006, the FASB issued guidance, now codified as ASC Topic 740, Income Taxes, which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted the provisions of this pronouncement on January 1, 2009. See Note 8 Income Taxes for further discussion on the effect this pronouncement's provisions had on the financial statements.

Subsequent events policy - Subsequent events have been evaluated through February 25, 2010 which is the date the financial statements were issued.

(2) **Receivable from clearing organization**

Amounts receivable from the Company's clearing firm consist of the following:

	December 31,	
	2009	2008
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	3,436,000	5,610,000
	$ 3,686,000	$ 5,860,000

(3) Securities inventory and securities sold, not yet purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2009 and 2008:

December 31, 2009	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 846,000	$ -
Government bonds	56,000	-
Municipal bonds	9,795,000	-
Corporate debt securities	128,000	-
Total	$ 10,825,000	$ -

December 31, 2008	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 49,000	$ -
Government bonds	283,000	-
Municipal bonds	3,998,000	-
Corporate debt securities	131,000	-
Certificates of deposit	-	200,000
Total	$ 4,461,000	$ 200,000

(4) Property and equipment

The following is a summary of property and equipment:

	December 31,	
	2009	2008
Computer software and equipment	$ 954,000	$ 720,000
Furniture and fixtures	395,000	227,000
Leasehold improvements	1,026,000	61,000
	2,375,000	1,008,000
Less accumulated depreciation	682,000	654,000
Total property and equipment	$ 1,693,000	$ 354,000

(5) Capital lease

The Company has entered into a capital lease obligation for the purchase of property and equipment.

	December 31, 2009
Capital lease (secured by related assets) expiring on January 31, 2016, payable in aggregate monthly installments of $10,903.	$ 795,884
Capital lease (secured by related asset) expiring on April 1, 2014, payable in aggregate monthly installments of approximately $3,800, including interest at 4.44%.	176,653
Total capital leases	972,537
Less current portion	168,412
Non-current portion	$ 804,125

Future minimum lease payments under the capital leases are as follows:

Years ending December 31,	Amount
2010	$ 175,900
2011	175,900
2012	175,900
2013	175,900
Thereafter	287,400
Total minimum lease payments	991,000
Less amount representing interest	18,500
Present value of net minimum lease payments	$ 972,500

(6) Investment securities

Cost, fair value and aggregate realized gains and losses for investment securities at December 31, 2009 and 2008 are summarized below:

	Fair Value	Cost	Realized Gains	Realized Losses
December 31, 2009				
Equities	$ 300	$ 300	$ -	$ -
Restricted investments	-	70,000	-	70,000
Total	$ 300	$ 70,300	$ -	$ 70,000
December 31, 2008				
Equities	$ 30,000	$ 89,000	$ -	$ 59,000
Restricted investments	-	70,000	-	70,000
Total	$ 30,000	$ 159,000	$ -	$ 129,000

(7) Fair value measurements

Fair values of assets and liabilities measured on a recurring basis at December 31, 2009 and 2008 are as follows:

	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2009				
Securities inventory	$ 10,825,000	$ 846,000	$ 9,979,000	$ -
Investment securities	300	300	-	-
Total assets	$ 10,825,300	$ 846,300	$ 9,979,000	$ -
Securities sold, not yet purchased	$ -	$ -	$ -	$ -
December 31, 2008				
Securities inventory	$ 4,461,000	$ 2,993,000	$ 1,468,000	$ -
Investment securities	30,000	30,000	-	-
Total assets	$ 4,491,000	$ 3,023,000	$ 1,468,000	$ -
Securities sold, not yet purchased	$ 200,000	$ 200,000	$ -	$ -

(8) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	Years Ended December 31,	
	2009	2008
Current income taxes		
Federal income taxes	$ 570,000	$ 541,000
State and local income taxes	134,000	173,000
Tax benefit of net operating loss carryforward	(632,000)	(714,000)
Total current income tax expense	72,000	-
Deferred income taxes		
Net operating loss carryforward	-	714,000
Deferred tax asset	(154,000)	-
Change in deferred tax valuation allowance	632,000	(783,000)
Total deferred income tax expense	478,000	(69,000)
Total income tax expense	$ 550,000	$ (69,000)
Deferred tax asset	$ 154,000	$ 1,006,000
Valuation allowance	-	(1,006,000)
Net deferred tax asset	$ 154,000	$ -

During 2009 the Company fully utilized a net operating loss carry-forward of $2,470,000. The Company files a consolidated tax return with Holdings, Networks and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Taxes accrued are payable to Holdings.

On January 1, 2009, the Company adopted new accounting guidance on the accounting for uncertainty in income taxes. The adoption of the new guidance resulted in a decrease to retained earnings as of January 1, 2009, of $187,000, which was reflected as a cumulative effect of a change in accounting principle, with a corresponding increase to the net liability for unrecognized tax expenses. Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to accounting guidance.

(8) Income tax expense (continued)

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2009 and 2008, respectively, are $181,000 and $554,000. Currently, the Company does not expect the liability for unrecognized tax benefits to change significantly in the next twelve months with the above balances classified on the consolidated balance sheets as a part of long-term liabilities. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. As of December 31, 2009, a gross balance of $187,000, has been accrued related to the unrecognized tax benefits balance, interest and penalties.

The Company files tax returns, including returns for its subsidiaries, in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions are related to tax years that remain subject to examination. U.S. tax returns for fiscal years ended December 31, 2006, 2007, and 2008 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for fiscal years ended December 31, 2005 through 2008 remain subject to examination by state and local tax authorities.

(9) Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through January 2016. The lease agreements provide for monthly rental payments ranging between $1,000 and $38,000, plus a proportionate share of the building's operating expenses. Rent expensed under these arrangements was $971,000 and $949,000 for the years ended December 31, 2008 and 2007, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through January, 2014. Aggregate payments under these leases amount to $76,000 per month. Rent expensed under these arrangements was $805,000 and $459,000 for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease payments which must be made under non cancellable lease agreements are:

Years Ending December 31,	
2010	$ 1,135,000
2011	994,000
2012	635,000
2013	507,000
2014	522,000
2015 and thereafter	578,000
Total minimum lease payments	$ 4,371,000

(10) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(11) Related party transaction

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $92,000 and $104,000 from Networks, Trust and Directions in years ending December 31, 2009 and 2008, respectively. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation costs as incurred.

The Company has the following receivables (payable) at year end:

	December 31,	
	2009	2008
Networks	$ 493,000	$ 469,000
Trust	18,000	82,000
Holdings	127,000	320,000
Directions	-	142,000
	$ 638,000	$ 1,013,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2009 and 2008 was $590,000 and $209,000 respectively and is included in the statement of financial position under the caption Receivables. The Company has paid attorney fees of $69,000 and $26,000 to a law firm of which one of its officers and directors is a principal.

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $9,291,000 and $399,000, respectively. The Company's net capital ratio was .64 to 1.

(13) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan upon completing thirty days of employment. The Company has not provided a matching contribution through 2009.

(14) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2009	2008
Cash received: interest	$ 456,000	$ 658,000
Cash received: taxes	$ 69,000	$ -
Cash paid: interest	$ 67,000	$ 256,000
Non-cash financing arrangements:		
Asset acquired under capital lease	$ 202,000	$ -
Leasehold improvements acquired through operating lease agreement	$ 894,000	$ -
Cumulative affect of uncertain tax positions	$ 187,000	$ -



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Northland Securities, Inc.
45 South 7th Street
Suite 2000
Minneapolis, MN 55402

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009 which were agreed to by Northland Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., SIPC, solely to assist you and the other specified parties in evaluating Northland Securities Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Northland Securities Inc.'s management is responsible for the Northland Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in From SIPC-7T for the period April 1, 2009 through December 31, 2009 along with the Company's reconciliation which excludes revenues for the period January 1, 2009 through March 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Minneapolis, MN
February 25, 2010

NORTHLAND SECURITIES, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period April 1, 2009 to December 31, 2009

Date Paid	Amount Paid	Overpayment Applied	Total
1/8/2009	$ 150	$ -	$ 150
8/10/2009	18,490		18,490
2/26/2010	35,764	-	35,764
Total	$ 54,404	$ -	$ 54,404

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Rx - recalculated

048994 FINRA DEC
NORTHLAND SECURITIES INC 14*14
45 S 7TH ST 20TH FL
MINNEAPOLIS MN 55402-1614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tim Duffy 612 851 4915

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] page 2 $ 54,403.79

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) SP-7/1 (18,639.75)

8/10/09 - 18,489.75 1/8/09 150
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 35,764.04 Rx

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 35,764.04

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 35,764.04

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northland Securities, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — SP-7/1 $ 23,140,918

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 1,048

Total additions 1,048

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,061,491

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 214,277

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

affiliated company management fees — 71,100

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33584

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 33584

Total deductions — SP-7/1 1,380,452 ~~33584~~ Rx

2d. SIPC Net Operating Revenues $ ~~2,176~~ 21,761,514 Rx

2e. General Assessment @ .0025 — SP-7/1. $ 54,403.79 Rx

(to page 1 but not less than $150 minimum)